UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)1

First Data Corporation

(Name of Issuer)

Class A common stock, par value of $0.01 per share

(Title of Class of Securities)

32008D106

(CUSIP Number)

Lynn S. McCreary

Chief Legal Officer and Secretary

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

(262) 879-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark J. Menting, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

July 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32008D106	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fiserv, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 (see Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 (see Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 (see Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO - Corporation

CUSIP No. 32008D106	13D	Page 2 of 6 Pages

Introductory Note

This Amendment No. 1 (“Amendment No. 1” or “Statement”) amends and supplements the Schedule 13D of Fiserv Inc., a Wisconsin corporation (“Fiserv” or the “Reporting Person”), filed with the Securities and Exchange Commission on January 28, 2019 (the “Original Schedule 13D”). The Original Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “First Data Class A Common Stock”), of First Data Corporation, a Delaware corporation (“First Data” or the “Issuer”). Except as specifically provided herein, this Statement does not modify any of the information previously reported in the Original Schedule 13D. Where disclosure made in one Item in the Original Schedule 13D was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of this Statement. Capitalized terms used but not defined in this Statement shall have the same meanings ascribed to them in the Original Schedule 13D.

On July 29, 2019, Fiserv, 300 Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Fiserv, and First Data completed the transactions contemplated by the Agreement and Plan of Merger dated as of January 16, 2019 by and among Fiserv, Merger Sub and First Data (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into First Data (the “Merger”), with First Data surviving the Merger as a wholly owned subsidiary of Fiserv (the “Surviving Corporation”). Due to the completion of the Merger, as described herein, this Statement is the final amendment to the Original Schedule 13D by Fiserv.

The descriptions of the Merger Agreement, the Voting and Support Agreement and the transactions contemplated thereby in this Statement and the Original Schedule 13D are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Voting and Support Agreement, copies of which are filed as Exhibits to the Original Schedule 13D and are incorporated herein by reference.

Item 2. Identity and Background

The response to Item 2 of the Original Schedule 13D is hereby amended and supplemented by replacing the third paragraph under the subheading “(a)–(c) and (f)” with the following:

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Fiserv are set forth on Schedule A to this Statement, and are incorporated herein by reference.

The response to Item 2 of the Original Schedule 13D is hereby further amended and supplemented by replacing the paragraph under the subheading “(d) and (e)” with the following:

During the last five years, neither Fiserv nor, to Fiserv’s knowledge, any of the persons named on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 29, 2019, pursuant to the Merger Agreement, Merger Sub merged with and into First Data, with First Data as the surviving entity and a wholly owned subsidiary of Fiserv. For a description of the merger consideration (including the treatment of fractional shares) and treatment of equity awards in connection with the Merger, see response to Item 4 below, which description is incorporated herein by reference in this response to Item 3. The source of funds for any cash payments in lieu of fractional shares as part of the merger consideration was cash on hand.

Item 4. Purpose of the Transaction

The response to Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 29, 2019, Fiserv, Merger Sub and First Data completed the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into First Data (the “Merger”), with First Data surviving the Merger as a wholly owned subsidiary of Fiserv (the “Surviving Corporation”).

CUSIP No. 32008D106	13D	Page 3 of 6 Pages

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of First Data Class A Common Stock and Class B common stock, par value $0.01 per share, of First Data (together with the First Data Class A Common Stock, the “First Data Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of First Data Common Stock held by First Data as treasury stock, First Data restricted shares and any shares of First Data Common Stock owned by Fiserv, First Data or any subsidiary of Fiserv or First Data (with limited exceptions)) was converted into the right to receive 0.303 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Fiserv (the “Fiserv Common Stock”), with cash payable in lieu of any fractional shares of Fiserv Common Stock.

Treatment of Equity Awards

At the Effective Time, First Data’s equity awards, consisting of (i) the First Data equity awards granted at or before the time of the initial public offering of First Data (the “First Data IPO”) that are subject to time-based vesting (the “Time-Vesting IPO Awards”), (ii) the First Data equity awards granted at the time of the First Data IPO that are subject to vesting solely upon achievement of a price of $32 per share of First Data Class A Common Stock (the “Performance-Vesting IPO Awards”) and (iii) the First Data equity awards granted after the First Data IPO, whether vested or unvested (the “Post-IPO Awards”), were either settled in shares of Fiserv Common Stock or converted into Fiserv equity awards as described below. Any First Data equity award that was converted into a Fiserv equity award, other than the converted Performance-Vesting IPO Awards, will be subject to “double-trigger” vesting under certain circumstances.

At the Effective Time, the Time-Vesting IPO Awards accelerated in full in accordance with their terms, except for the Time-Vesting IPO Awards held by Frank J. Bisignano, First Data’s Chief Executive Officer immediately prior to the Merger, which were converted into Fiserv’s equity awards in a manner consistent with the Post-IPO Awards. Each restricted share and restricted stock unit award that was a Time-Vesting IPO Award was settled in shares of Fiserv Common Stock based on the Exchange Ratio and each stock option award that was a Time-Vesting IPO Award was converted into an option to purchase a number of shares of Fiserv Common Stock equal to the number of shares of First Data Common Stock subject to such option award multiplied by the Exchange Ratio, with an exercise price per share equal to the exercise price per share of such stock option immediately prior to the Effective Time divided by the Exchange Ratio. The Time-Vesting IPO Awards that were converted into options to purchase Fiserv Common Stock will otherwise continue to be governed by the same terms and conditions as were applicable prior to the Effective Time.

At the Effective Time, the Performance-Vesting IPO Awards were converted into equity awards denominated in shares of Fiserv Common Stock and will remain eligible to vest upon satisfaction of an adjusted performance condition based on a target price per share of Fiserv Common Stock equal to the existing First Data target price divided by the Exchange Ratio. Each restricted share and restricted stock unit award that was a Performance-Vesting IPO Award was converted into an award denominated in shares of Fiserv Common Stock based on the Exchange Ratio, and each stock option award that was a Performance-Vesting IPO Award was converted into an option to purchase a number of shares of Fiserv Common Stock equal to the number of shares of First Data Common Stock subject to such option award multiplied by the Exchange Ratio, with an exercise price per share equal to the exercise price per share of such stock option immediately prior to the Effective Time divided by the Exchange Ratio. As converted, the Performance-Vesting IPO Awards will otherwise continue to be governed by the same terms and conditions as were applicable prior to the Effective Time.

At the Effective Time, the Post-IPO Awards were converted into equity awards denominated in shares of Fiserv Common Stock and will continue to be governed by the same terms and conditions as were applicable prior to the Effective Time. Each such restricted share and restricted stock unit award that was a Post-IPO Award was converted into an award denominated in shares of Fiserv Common Stock based on the Exchange Ratio, and each such stock option award that was a Post-IPO Award was converted into an option to purchase a number of shares of Fiserv Common Stock equal to the number of shares of First Data Common Stock subject to such option award multiplied by the Exchange Ratio, with an exercise price per share equal to the exercise price per share of such stock option immediately prior to the Effective Time divided by the Exchange Ratio.

First Data Corporate Matters

In connection with the completion of the Merger, on July 29, 2019, First Data notified the New York Stock Exchange (the “NYSE”) that the transaction had closed and requested that the NYSE (i) suspend trading of the First Data Class A Common Stock on the NYSE, (ii) withdraw the First Data Class A Common Stock from listing on the NYSE and (iii) file with the U.S. Securities and Exchange Commission (the “SEC”) a notification on Form 25 to delist the First Data Class A Common Stock from the NYSE and deregister the First Data Class A Common Stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, the First Data Class A Common Stock will no longer be listed on the NYSE. Additionally,

CUSIP No. 32008D106	13D	Page 4 of 6 Pages

First Data intends to file with the SEC a certification and notice on Form 15 under the Exchange Act requesting the deregistration of the First Data Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of First Data’s reporting obligations under Section 15(d) of the Exchange Act as promptly as practicable.

As of the Effective Time, First Data’s directors ceased serving as directors of First Data. Pursuant to the Merger Agreement, as of the Effective Time, Mr. Jeffery W. Yabuki and Ms. Lynn S. McCreary, the directors of Merger Sub immediately prior to the Effective Time, became the directors of First Data as the surviving entity in the Merger.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses to rows (7) through (13) of the cover page to this Statement are incorporated by reference in this response.

(c):

Other than pursuant to the transactions contemplated by the Merger Agreement, neither Fiserv nor, to the knowledge of Fiserv, any of the persons set forth on Schedule A to this Statement has effected any transactions in any First Data Class A Common Stock during the past 60 days, other than as set forth on Schedule A attached hereto.

(d):

To the knowledge of Fiserv, upon the completion of the Merger, no person other than Fiserv has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of First Data reported herein.

(e):

Not Applicable.

CUSIP No. 32008D106	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2019

FISERV, INC.

By:	/s/ Robert W. Hau
Name:	Robert W. Hau
Title:	Chief Financial Officer and Treasurer

CUSIP No. 32008D106	13D	Page 6 of 6 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF FISERV

The name, present principal occupation or employment and citizenship of each director and executive officer of Fiserv, Inc. are set forth below. The address for each director and executive officer is c/o Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin, United States.

Board of Directors of Fiserv, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Frank J. Bisignano	President and Chief Operating Officer, Fiserv, Inc.	United States
Alison Davis	Advisor, Fifth Era	United States
Henrique de Castro	Advisor, Cantor Fitzgerald, and former Chief Operating Officer, Yahoo! Inc.	Portugal
Harry F. DiSimone	President, Commerce Advisors, Inc.	United States
Dennis F. Lynch	Former Chairman, Cardtronics plc	United States
Heidi G. Miller	Former President of JPMorgan International, JPMorgan Chase & Co.	United States
Scott C. Nuttall	Co-President and Co-Chief Operating Officer, KKR & Co. Inc.	United States
Denis J. O’Leary	Investor	United States
Doyle R. Simons	Former President and Chief Executive Officer, Weyerhaeuser Company	United States
Jeffery W. Yabuki	Chief Executive Officer and Chairman, Fiserv, Inc.	United States

Executive Officers of Fiserv, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Jeffery W. Yabuki	Chief Executive Officer	United States
Frank J. Bisignano	President and Chief Operating Officer	United States
Guy Chiarello	Chief Administrative Officer	United States
Christopher M. Foskett	EVP, Global Sales	United States
Robert W. Hau	Chief Financial Officer and Treasurer	United States
Lynn S. McCreary	Chief Legal Officer and Secretary	United States
Devin B. McGranahan	EVP, Senior Group President	United States
Byron C. Vielehr	EVP, Senior Group President	United States

In addition to transactions contemplated by the Merger Agreement, in the past 60 days prior to this filing, on June 3, 2019, Mr. Christopher M. Foskett acquired 10,000 shares of First Data Class A Common Stock upon the conversion of an equal number of shares of First Data Class B Common Stock and made a charitable donation of such shares of Class A Common Stock and on June 6, 2019, Mr. Frank J. Bisignano acquired 12,084 shares of First Data Class A Common Stock upon the conversion of an equal number of shares of First Data Class B Common Stock and made a charitable donation of such shares of Class A Common Stock.